UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. ____)

Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed
pursuant to Rule 13d-2(a).

ASPECT COMMUNICATIONS CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

04523Q102
(CUSIP Number)

ROBERT F. SMITH
c/o VISTA EQUITY PARTNERS, LLC
150 CALIFORNIA STREET, 19TH FLOOR
SAN FRANCISCO, CALIFORNIA 94111
(415) 765-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [_].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 04523Q102	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS VISTA EQUITY FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,222,222
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,222,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,222,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No. 04523Q102	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS VEFIIGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,222,222
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,222,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,222,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%
14	TYPE OF REPORTING PERSON* OO, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No. 04523Q102	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ROBERT F. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,246,222
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,246,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,246,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%
14	TYPE OF REPORTING PERSON* IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.	SECURITY AND ISSUER.

                This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Aspect Communications Corporation, a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1320 Ridder Park Drive, San Jose, California 95131.

ITEM 2.	IDENTITY AND BACKGROUND.

                This statement is filed by Vista Equity Fund II, L.P. (“Vista”), VEFIIGP, LLC (“VEFIIGP”) and Robert F. Smith (“Mr. Smith” and, together with Vista and VEF, the “Reporting Persons”).

                Vista, a limited partnership organized under the laws of the Cayman Islands, evaluates investments in both private and public technology enabled companies. The business address for Vista c/o Vista Equity Partners, LLC, 150 California Street, 19th Floor, San Francisco, California 94111.

                VEFIIGP, a limited liability company organized under the laws of the State of Delaware, acts as the general partner of Vista. The business address and principal business office for VEFIIGP is located at c/o Vista Equity Partners, LLC, 150 California Street, 19th Floor, San Francisco, California 94111.

                Mr.  Smith is the managing member of VEFIIGP. Mr. Smith’s primary occupation is serving as a Managing Principal at Vista Equity Partners, LLC (“VEP”). VEP is a San Francisco-based private equity management firm. Mr. Smith is a citizen of the United States of America and his business address is c/o Vista Equity Partners, LLC, 150 California Street, 19th Floor, San Francisco, California 94111.

                None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                On January 21, 2003, Vista beneficially owned 22,222,222 shares of Common Stock. Such shares were beneficially acquired pursuant to the Series B Convertible Preferred Stock Purchase Agreement, dated as of November 14, 2002 (the “Preferred Stock Purchase Agreement”), by and between the Issuer and Vista, whereby Vista agreed to purchase 50,000 shares of Series B Convertible Preferred Stock, par value $0.01 (the “Series B Preferred Stock”) of the Issuer, at a purchase price of $1,000 (for an aggregate purchase price of $50,000,000). The Series B Preferred Stock is convertible, at Vista’s option at any time, into the number of shares of Common Stock equal to the initial purchase price divided by $2.25, subject to adjustment as described in the Preferred Stock Purchase Agreement. Vista used available cash to fund this acquisition. The shares

Page 5 of 14 Pages

beneficially owned by Vista may also be deemed to be beneficially owned by VEFIIGP and Mr. Smith.

ITEM 4.	PURPOSE OF TRANSACTION.

                The purpose of the acquisition of the shares of Series B Preferred Stock pursuant to the Preferred Stock Purchase Agreement was to make an investment in the Issuer.

                Pursuant to the provisions of the Certificate of Determination of Rights, Preferences and Privileges of Series B Preferred Stock (the “Certificate”), the holders of Series B Preferred Stock, voting separately as a single class to the exclusion of all other classes of the Issuer’s capital stock, are entitled to elect two directors to the board of directors of the Issuer. Vista, as the sole holder of the Series B Preferred Stock, is therefore entitled to elect two directors and on January 22, 2002 exercised such right granted in the Certificate by electing Mr. Smith and Mr. Barry Rand as directors to the board of directors of the Issuer. In addition, as of January 21, 2003, the Issuer’s bylaws were amended to increase the number of directors from seven to nine in order to effect the addition of the two Vista directors to the board of directors.

                On January 21, 2003 the shareholders of the Issuer approved the adoption of the Certificate and approved an amendment to the articles of incorporation of the Issuer to increase the authorized shares of Common Stock from 100,000,000 to 200,000,000. The Certificate and such amendment were filed with the Secretary of State of the State of California and became effective on January 21, 2003.

                Under the Certificate, the holders of the Series B Preferred Stock are entitled to preferential dividends when and as declared by the board accruing on a daily basis at a rate of 10% per annum of the liquidation value of the Series B Preferred Stock plus any accumulated and unpaid dividends.

                In connection with the Preferred Stock Purchase Agreement, Vista agreed that for a period following the closing of the transactions contemplated by the Preferred Stock Purchase Agreement, neither Vista nor its affiliates will solicit any proxy to elect a new majority of the board of directors unless any other person not affiliated with Vista first undertakes to solicit any such proxy.

                In connection with the Preferred Stock Purchase Agreement, the Issuer entered into a separate Registration Rights Agreement with Vista. The Registration Rights Agreement provides that Vista will have the right to demand an unlimited number of registrations under the Securities Act of 1933, as amended, on Form S-3 with respect to the Common Stock issuable upon conversion of the Series B Preferred Stock; provided, that the Issuer will not be required to make more than one such registration in any 12-month period.

                In connection with the closing of the transactions described in the Preferred Stock Purchase Agreement and to comply with certain rules of the Nasdaq Stock Market, Inc., the Issuer and Vista entered into a letter agreement, dated as of January 21, 2003 (the “Letter Agreement”), stating that the number of votes of the Series B Preferred Stock will initially be calculated at the conversion price of $2.25 and will be subject to a floor price of $1.80 (subject to certain adjustments) solely for purposes of calculating the number of votes.

                The foregoing references to and descriptions of the Preferred Stock Purchase Agreement, the Registration Rights Agreement and the Letter Agreement (together, the “Series B Documents”) are qualified in their entirety by the complete text of the Series B Documents. The Series B Documents are incorporated by reference herein and are filed as Exhibits B through E hereto.

                Pursuant to Mr. Smith’s position as a director on the board of directors of the Issuer, he shall periodically acquire stock options for shares of Common Stock of the Issuer during the term of his directorship. As of the date of the filing of this Statement, Mr. Smith has acquired stock

Page 6 of 14 Pages

options for 24,000 shares of Common Stock of the Issuer, vesting 25% on each anniversary date of the initial grant of the option to the director.

                Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition, business operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may, at any time and from time to time explore a variety of alternatives, including, without limitation: (a) the purchase or acquisition of shares of Common Stock or additional securities convertible or exchangeable for Common Stock or disposition of some or all of the shares of Series B Preferred Stock or shares of Common Stock, through open market or privately negotiated transactions, tender offer or otherwise; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; and (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended (the “Securities Act”), and the contractual restrictions described in Item 6. There is no assurance that any of the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters. Whether a Reporting Person pursues any such alternative, and the timing thereof, will depend on such Reporting Person’s continuing assessment of the pertinent factors described above.

                Other than as described above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events described in Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

                The percentage of the Issuer’s outstanding Common Stock reported herein as beneficially owned by the Reporting Persons is based upon 53,038,378 outstanding shares of Common Stock reported by the Issuer in the Issuer’s Proxy Statement on Schedule 14A, filed December 9, 2002, as amended on January 21, 2003, and 22,222,222 shares of Common Stock issuable upon conversion of the Series B Preferred Stock issued to Vista pursuant to the Preferred Stock Purchase Agreement.

                VEFIIGP is the managing general partner of Vista. Mr. Smith is the managing and sole member of VEFIIGP. Accordingly, securities owned by Vista may be regarded as being beneficially owned by VEFIIGP; and securities owned by VEFIIGP may be regarded as being beneficially owned by Mr. Smith. Mr. Smith and VEFIIGP disclaim beneficial ownership of the shares of Common Stock of the Issuer held by Vista, except to the extent of their pecuniary interest in the shares, if any.

                On January 29, 2003, Mr. Smith entered into a letter agreement with VEP, whereby Mr. Smith, in connection with his appointment by Vista to the board of directors of the Issuer, agreed to transfer to VEP any compensation (including stock options or stock grants) Mr. Smith may receive from the Issuer in his capacity as a director of the Issuer. The agreement provides that VEP has the right to direct the disposition of, and exercise the voting rights relating to, any stock-based compensation received by Mr. Smith from the Issuer in Mr. Smith’s capacity as a director of the Issuer. In addition, the agreement provides that Mr. Smith shall remain the record holder of any stock-based compensation received from the Issuer.

Page 7 of 14 Pages

                Each of the Reporting Persons has shared power to vote or direct the vote and dispose of or direct the disposition of the Common Stock beneficially owned by such Reporting Persons. Except as described in Item 4 above with respect to Mr. Smith’s acquisition of stock options for shares of Common Stock of the Issuer pursuant to his membership on the board of directors of the Issuer, to the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Pursuant to Mr. Smith’s membership on the board of directors of the Issuer as described above, Mr. Smith is entitled to periodic grants of stock options for Common Stock of the Issuer. As of the date of the filing of this Statement, Mr. Smith has been granted stock options for 24,000 shares of Common Stock of the Issuer, vesting 25% on each anniversary date of the initial grant of the option to the director.

                As described in Item 5 above, Mr. Smith has entered into a letter agreement with VEP, whereby Mr. Smith, in connection with his appointment by Vista to the board of directors of the Issuer, agreed to transfer to VEP any compensation (including stock options or stock grants) Mr. Smith may receive from the Issuer in his capacity as a director of the Issuer. In addition, the agreement provides that VEP has the right to direct the disposition of, and exercise the voting rights relating to, any stock-based compensation received by Mr. Smith from the Issuer in Mr. Smith’s capacity as a director of the Issuer.

                In addition to the arrangements described above, see the summary of certain provisions of the Preferred Stock Purchase Agreement, the Registration Rights Agreement and the Letter Agreement included in Item 4 hereto.

                Except as described in this Statement, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Agreement of Joint Filing, dated as of January 29, 2003, by and among the Reporting Persons

Exhibit B	Preferred Stock Purchase Agreement dated as of November 14, 2002, by and between the Issuer and Vista (incorporated by reference to Exhibit 4.1 to Form 8-K filed by the Issuer on November 20, 2002).

Exhibit C	Form of Registration Rights Agreement dated as of November 14, 2002, by and between the Issuer and Vista (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Issuer on November 20, 2002).

Page 8 of 14 Pages

Exhibit D	Letter Agreement, dated as of January 21, 2003, by and between the Issuer and Vista (incorporated by reference to Exhibit 4.1 to Form 8-K filed by the Issuer on January 24, 2003).

Exhibit E	Letter Agreement, dated as of January 29, 2003, by and between Mr. Robert F. Smith, and VEP.

Page 9 of 14 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2003	VISTA EQUITY FUND II, L.P. By: VEFIIGP, LLC, its Managing General Partner
	By:	/s/ Robert F. Smith

		Name: Title:	Robert F. Smith Managing Member

VEFIIGP, LLC
By:	/s/ Robert F. Smith

	Name: Title:	Robert F. Smith Managing Member

ROBERT F. SMITH
/s/ Robert F. Smith

Page 10 of 14 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

            In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any amendments thereto, with respect to the Common Stock of Aspect Communications Corporation and that this Agreement be included as an Exhibit to such filing.

            This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

            IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of January 29, 2003.

VISTA EQUITY FUND II, L.P. By: VEFIIGP, LLC, its Managing General Partner
By:	/s/ Robert F. Smith

	Name: Title:	Robert F. Smith Managing Member

VEFIIGP, LLC
By:	/s/ Robert F. Smith

	Name: Title:	Robert F. Smith Managing Member

ROBERT F. SMITH
/s/ Robert F. Smith